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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                           Zevex International, Inc.
                           -------------------------
                                (Name Of Issuer)

                                 Common Stock
                       ------------------------------
                       (Title of Class of Securities)

                                   98950E400
                                 ---------------
                                 (CUSIP Number)

Phil McStotts, Zevex International, Inc., 4314 Zevex Park Lane, Salt Lake City, Utah 84123 (801) 264-1001
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 (Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)


                             July 15 , 2003
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           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP NO. 98950E400

1.  Name of Reporting Person:  Jeff W. Holmes

     S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  [  ]

3.  SEC Use Only

4.  Source of Funds: PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization:  United States

7.  Sole Voting Power: 90,000 shares of common stock

8.  Shared Voting Power: NA

9.  Sole Dispositive Power: 90,000 shares of common stock

10.  Shared Dispositive Power: NA

11.  Aggregate Amount Beneficially owned by Each Reporting Person: 90,000

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:
NA

13. Percent of Class Represented by Amount in Row (11): At December 2, 2003, the 90,000 shares would represent 2.65%

14.  Type of Reporting Person:  IN


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Item 1.  Security and Issuer:

           This statement relates to shares of Common Stock of Zevex International, Inc. (the "Issuer") whose address is 4314 Zevex Park Lane, Salt Lake City, Utah 84123.

Item 2.  Identity and Background:

     (a)     The individual filing this statement is Jeff W. Holmes;

     (b) Mr. Holmes business address is 600 Highway 50 Pinewild at Marla Bay, Unit 101 Zephyr Cove, Nevada 89448;

     (c) Mr. Holmes is self employed principally involved in business consulting;

     (d)     Mr. Holmes has not been convicted in a criminal proceeding;

     (e) Mr. Holmes has not been a party to a civil proceeding of a judicial or administrative body; and

     (f)     Mr. Holmes is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration:

     Mr. Holmes has not acquired any shares of the Issuer since his last filing. This filing relates to the sale of shares which reduced Mr. Holmes ownership position to less than 5%.

Item 4.  Purpose of Transaction:

     This filing relates to Mr. Holmes having sold shares dropping him below 5%. Mr. Holmes may acquire or sell additional securities of the Issuer if he feels they are a good investment at the time. Mr. Holmes, at this time, has no plans related to:

     (a) The acquisition of additional securities of the Issuer or of the disposition of any securities of the Issuer except as stated;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; although Holmes and Holmes, LLC does have the right to appoint a new director if it should desire;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

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     (g)     Changes in the Issuer's charter, bylaws or instruments
corresponding thereto or other transactions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) As of December 2, 2003, Mr. Holmes owned directly 90,000 shares of the Issuer representing 2.65% of the Issuer's outstanding common stock at that date.

     (b) Mr. Holmes has sole power to vote the 90,000 shares of the Issuer's common stock held in his name.

    (c) During the past 60 days, Mr. Holmes has not engaged in any transactions involving the Issuer's securities except the sale of 4,300 shares of common stock.

     (d) Mr. Holmes has the sole right to receive, and the power to direct the receipt of, dividends from, or the proceeds from the sale of the 90,000 shares of the Issuer's common stock he holds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Holmes is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

None.

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 16, 2003
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/s/
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Signature

Jeff W. Holmes
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Name/Title